

October 15, 2013

<u>Via E-mail</u>
Aleksandrs Sviks
Marika Inc.
Chief Executive Officer
2360 Corporate Circle, Suite 400
Henderson, NV 89074

> **Re:** **Marika Inc.**
> **Amendment No.1 to Registration Statement on Form S-1**
> **Filed September 30, 2013**
> **File No. 333-190728**

Dear Mr. Sviks:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

<u>Management's Discussion and Analysis, page 14</u>

1. We note your response to comment 7 in our letter dated September 16, 2013. We understand the function of the contract, however, our comment concerned why you consider the contract to be material given that there is no assurance that Superakcijas will provide you with any minimum amount of business. Please advise.

<u>Industry Overview, page 21</u>

2. We note your response to comment 13 in our letter dated September 16, 2013. We reissue our comment. Please revise your description under "Our Services" to make explicit that you will also provide business concierge services as well and distinguish such services, as appropriate, from other concierge services.

Please contact Elizabeth Sellars, Staff Accountant, at (202) 551-3348 or Jason Niethamer, Assistant Chief Accountant at (202) 551-3855 if you have any questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director